Filed by KKR & Co. L.P.
Commission File No. 001-34820
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: KKR Financial Holdings LLC

KKR Financial Holdings LLC Announces Meeting Date for

Special Meeting of Common Shareholders

SAN FRANCISCO, March 24, 2014 /PRNewswire/ — KKR Financial Holdings LLC (NYSE:KFN) (the “Company”) announced today that it will be holding a special meeting of common shareholders on Wednesday, April 30, 2014 in connection with the Company’s proposed merger with KKR & Co. L.P. and its affiliates.  The meeting will be held at 9:00 a.m. PDT at the Bently Reserve, Gateway Room, located at 301 Battery Street in San Francisco, California.

Holders of record of the Company’s common shares as of the close of business on February 26, 2014 are entitled to attend and vote at the meeting.

The Company has commenced distribution of the related proxy statement/prospectus.  It may also be found at http://ir.kkr.com/kkr_ir/kkr_sec.cfm.

For questions or assistance regarding voting your KFN common shares, please contact the Company’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834 or at +1 (212) 750-5833.

About KKR Financial Holdings LLC

KKR Financial Holdings LLC is a specialty finance company with expertise in a range of asset classes. KFN’s core business strategy is to leverage the proprietary resources of its manager with the objective of generating both current income and capital appreciation. KFN executes its core business strategy through its majority-owned subsidiaries. KFN is externally managed by KKR Financial Advisors LLC, a wholly-owned subsidiary of KKR Asset Management LLC, which is a wholly-owned subsidiary of Kohlberg Kravis Roberts & Co. L.P. Additional information regarding KFN is available at http://www.kkr.com.

Additional Information for KFN Common Shareholders

In connection with the proposed transaction, KKR has filed a Registration Statement on Form S-4 that includes a proxy statement of KFN and that also constitutes a prospectus of KKR. KKR and KFN also plan to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials contain important information about the proposed transaction. These materials will be made available to the shareholders of KFN at no expense to them. The Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing kfn.ir@kkr.com. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction.  Information regarding KFN’s directors and executive officers is available in the Company’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013.  Information regarding KKR’s directors and executive officers is available in the Registration Statement on Form S-4 filed in connection with the proposed transactions.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Relations:

Pam Testani Tholen

Kohlberg Kravis Roberts & Co.

Tel: +1 (855) 374-5411 (US) / +1 (415) 315-3633

kfn.ir@kkr.com

Media Relations:

Kristi Huller

Kohlberg Kravis Roberts & Co.

Tel: +1 (212) 750-8300

media@kkr.com

Innisfree M&A Incorporated (Proxy Solicitation):

Arthur Crozier or Scott Winter

Tel: +1 (212) 750-5833